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June 17, 2013	Writer’s Direct Contact 212.468.8179 apinedo@mofo.com

Via EDGAR

Tiffany Piland
Securities and Exchange Commission
100 F Street, NE
Mailstop #3561
Washington, D.C. 20549

Re:	Truett-Hurst, Inc.
Registration Statement on Form S-1 (the “Registration Statement”)
Registration No. 333-187164

Dear Ms. Piland:

On behalf of our client, Truett-Hurst, Inc. (the “Company”), we are concurrently herewith submitting to the Securities and Exchange Commission (the “Commission”) Amendment No. 8 to the Company’s Registration Statement on Form S-1 referenced above (the “Amendment”).  The Amendment incorporates responses to the comments transmitted by the Staff to us on June 6, 2013, June 12, 2013 and June 14, 2013 on the Company’s Registration Statement filed with the Commission on June 5, 2013.  Below, we identify in bold the Staff’s comment and note in regular type our response.  Page number references in our responses refer to the Amendment.

Recent Developments, page 6

1.
We note your response to comment 1 in our letter dated June 12, 2013. It appears that you have revised the range for net income (loss) so that the minimum and maximum of that range represent a spread of approximately $260,000. Please provide us with a detailed explanation as to why this is the most reasonable range that can be provided based on the information that you currently know. Please note that your discussion should detail the actual expenses or assumptions surrounding those expenses that may fluctuate to cause the difference between the minimum and maximum of the range.

Securities and Exchange Commission
June 17, 2013
Page Two

We have revised our disclosure to provide a detailed explanation regarding the reasonableness of the ranges provided and to disclose the actual expenses or assumptions surrounding those expenses that may fluctuate to cause the difference between the minimum and maximum of the range.

2.
We also note in your response to comment 1 in our letter dated June 12, 2013 that you have included disclosure of income (loss) from continuing operations on a per share basis only. Please revise your disclosure to include the total amount of income (loss) from continuing operations.

We have revised the disclosure to include the total amount of income (loss) from continuing operations.

Securities and Exchange Commission
June 17, 2013
Page Three

We appreciate in advance your time and attention to this Amendment, as well as to our comment responses.  Should you have any additional questions or concerns, please call me at 212-468-8179.

Sincerely,

/s/ Anna T. Pinedo

Anna T. Pinedo

cc:	Gary J. Kocher
Michael Hedge